WRITTEN RESPONSES TO SEC STAFF COMMENTS
                      MADE BY LETTER DATED JANUARY 9, 2006

      Auxilio, Inc. (the "Company"), in connection with the filing of a Form 10-K for the year ended December 31, 2004 filed with the SEC on April 19, 2005, the filing of a Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 18, 2005, and the filing of a Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on September 2, 2005, hereby makes the following responses to the SEC Staff comments made by letter dated January 9, 2006. The Company's responses are keyed by numbered paragraphs to correspond to the comments in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding Staff comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

Question 1. We have read your response to our previous comment one where you indicated that management believes the Company's controls and procedures were effective as of December 31, 2004. We also note in your response that your independent registered public accounting firm advised you of a material weakness that involved unrecorded transactions and disclosure deficiencies related to SFAS No. 109. In addition you state that you did not possess the technical expertise required to calculate a complex tax provision. Please revise to disclose how management determined that the disclosure controls and procedures were effective considering your disclosures noted above.

Response 1:

      Based on the above comment, and our follow-up discussions with SEC staff, we plan to revise our disclosure in Item 8A, through the filing of an amendment to our Form 10-K for the year ended December 31, 2004 filed with the SEC on April 19, 2005, to address your points of concern. This disclosure has changed from our previous response letter in paragraphs two, four and six below. The revised Item 8A will read as follows:

Item 8A. Controls and Procedures.

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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      As of December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Subsequent to this evaluation, and during the audit of our financial statements, it was determined that our controls and procedures as they relate to the timely reconciliation of income taxes required by SFAS No. 109 were deficient. All other controls and procedures were effective at that time.

      Our independent registered public accounting firm, Stonefield Josephson, Inc., advised us in connection with the completion of their audit for the year ended December 31, 2004, that they had identified certain matters involving the operation of our internal controls that they consider to be a material weakness. A "material weakness" is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

      The deficiency in our internal controls, as noted above, related to the timely reconciliation of income taxes required by SFAS No. 109. The unrecorded transactions and disclosure deficiency was detected in the audit process and has been appropriately recorded and disclosed in this Form 10-KSB.

      The matter identified by Stonefield Josephson, Inc. has been reviewed with management and with the Audit Committee. Management believes that the material weakness identified by Stonefield Josephson, Inc. was attributable in significant part to the purchase of The Mayo Group resulting in positive income requiring a tax provision calculation and our lack of internal accounting and finance personnel that possess technical expertise required to calculate a complex tax provision.

      We are in the process of implementing the following changes that have a materially affect our internal controls and procedures as they relate to financial reporting to respond to these matters. Our responsive actions include the engagement of a consultant to assist the Company with complex accounting issues including the tax provision, the hiring of a new chief financial officer that has experience in dealing with complex accounting issues and recruiting to increase staffing levels in certain areas of the finance organization.

      Our certifying officers believe that we have implemented sufficient new compensating controls to minimize the risks associated with the material weakness identified by our independent auditors and discussed in the immediately preceding section of this Item 8A.

Question 2. We note your proposed disclosure that "Except as discussed in the following paragraph...there have been no changes in internal controls..." You should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.


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Response 2:

      Please see Response 1, paragraph six above.

Note 2 Acquisition, page F-14

Question 3. We note in your response to our previous comment four that Mr. Mayo as part of the severance agreement was to relinquish all of his equity instruments in the Company and this agreement was entered into prior to the completion of the acquisition accounting. Please tell us how you accounted for the return of the equity instruments that you previously issued for the Mayo Group and the accounting literature you used to support your conclusion.

Response 3:

      Mr. Mayo's equity instruments were not returned to the Company. They remained issued and outstanding. The relinquishment referred to in our previous comment four was by private sale which was arranged by the Company as disclosed in footnote 15, Page F-23, of the originally filed 10-KSB. Thus no accounting for the return of equity instrument was necessary.

Company Acknowledgement

In connection with the Company's responses to SEC Staff comments made by letter dated January 9, 2006, and as contained herein, the Company acknowledges that

      o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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